FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House
2 Triton Square
Regent's Place
London NW1 3AN
United Kingdom
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                N/A

Abbey National Plc (“Abbey”)

31 December 2003

Abbey Announces Completion of Sale of Abbey National Bank Italy to UniCredit Banca per la Casa SpA

Further to its announcement of 17 September 2003, Abbey (LSE: ANL.L) announces that, with all conditions having been satisfied, the sale of the mortgage business of Abbey National Bank Italy to UniCredit Banca per la Casa SpA, a wholly owned subsidiary of UniCredito Italiano SpA, was duly completed on Wednesday 31 December 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: January 6, 2004
By: /s/ Israel Santos Investor Relations